Exhibit 99.1

LIZHI INC. Announces Appointment of Independent Director

GUANGZHOU, September 9, 2020 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company”) (NASDAQ: LIZI), a leading online UGC audio community and interactive audio entertainment platform in China, today announced that its Board of Directors (the “Board”) has approved the appointment of Professor Yike Guo as an independent director to the Board, effective immediately.

Professor Guo has over 30 years of experience in data science and machine learning and has been developing innovative technology in the industry since the mid-1990s. Professor Guo is currently serving as the Vice-President (Research and Development) of Hong Kong Baptist University (the “HKBU”), leading the development of the university’s overall research strategy, research infrastructure and postgraduate education since January 2020. Professor Guo has also been serving as a Professor of Computing Science in the Department of Computing at Imperial College London since 2002, adjunct professor at Imperial College Business School since 2016 and the founding director of the Data Science Institute at Imperial College since 2014. He was elected as a Fellow of the Royal Academy of Engineering (FREng) and a Member of Academia Europaea (MAE) in 2018.

Professor Guo founded InforSense Limited in 1999, an Imperial College spin-off software company specializing in big data analysis for life science and medicine, and served as its CEO until 2009. After InforSense Limited was merged with IDBS, a global advanced R&D software provider, in 2009, Professor Guo served as the Chief Innovation Officer of the IDBS until 2018. Professor Guo received a first-class honours degree in Computing Science from Tsinghua University and a Ph.D. in Computational Logic from Imperial College.

“We are excited and honored to welcome Professor Guo to join us as an independent director,” said Mr. Jinnan (Marco) Lai, Founder and Chief Executive Officer of LIZHI. “Professor Guo is an accomplished, well-known and widely respected leading scholar in data science and machine learning, with valuable industry insights and strong leadership skills. As a member of the Board, his extensive experience and in-depth insights in the data technology and technology innovation will bring us a distinctive advantage in utilizing AI and cutting-edge technologies to capture enormous opportunities in the online audio space. We look forward to working with Professor Guo and benefiting from his industry expertise and international management experience as we further advance our data-driven innovative technologies to propel forward our global strategic development, and enhance our competency in the online audio industry.”

About LIZHI INC.

LIZHI INC. is a leading online UGC audio community and interactive audio entertainment platform in China, with a mission to enable everyone to showcase vocal talent. The Company is aiming to bring people closer together through voices.

Since the launch of its Lizhi app in 2013, LIZHI has cultivated a vibrant and growing community encouraging audio content creation and sharing. Now LIZHI is an audio wonderland offering a wide range of podcasts and audio entertainment products and features, including audio live streaming and various interactive audio social products, empowering users to enjoy an immersive and diversified entertainment experience through audio.

LIZHI envisions a global audio community – a place where everyone can create, share and connect with each other through voices and across cultures.

For more information, please visit: http://ir.lizhi.fm.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com